[redacted]

08029232

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

SEC FILE NUMBER
8-21373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2007** (MM/DD/YY) AND ENDING **12/31/2007** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Gabelli & Company, Inc.**

OFFICIAL USE ONLY
7353
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Center
(No. and Street)

Rye (City) **NY** (State) **10580-1422** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane M. LaPointe

(Area Code – Telephone No.) **(914) 921-7763**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) **New York** (City) **NY** (State) **10036** (Zip Code)

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Richard C. Sell, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Gabelli & Company, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

PETER D. GOLDSTEIN
Notary Public, State of New York
No. 02GO4771798
Qualified in New York County
Commission Expires February 20, 20 10

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Year Ended December 31, 2007
with Report and Supplementary Report of Independent Registered Public Accounting Firm
(~~Confidential Pursuant to Rule 17a-5(e)(3)~~)

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Statement of Financial Condition

Year Ended December 31, 2007

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Gabelli & Company, Inc.

We have audited the accompanying statement of financial condition of Gabelli & Company, Inc. (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gabelli & Company, Inc. at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2008

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 14,635,725
Investments in securities, at fair value	25,219,951
Distribution fees receivable	2,260,832
Receivables from affiliates	1,232,877
Receivables from brokers and clearing organizations	522,849
Deferred sales commissions	1,067,882
Prepaid expenses	166,288
Fixed assets, net of accumulated depreciation of $959,352	65,861
Other assets	603,534
Total assets	$ 45,775,799
Liabilities and stockholder's equity	
Compensation payable	$ 2,936,271
Overdraft payable	6,708,149
Distribution costs payable	5,626,491
Deferred taxes payable	391,154
Payables to affiliates	2,152,946
Accrued expenses and other liabilities	763,357
Total liabilities	18,578,368
Stockholder's equity:	
Common stock, $.01 par value; 200 shares authorized, issued and outstanding	2
Additional paid-in capital	5,883,980
Retained earnings	21,313,449
Total stockholder's equity	27,197,431
Total liabilities and stockholder's equity	$ 45,775,799

See accompanying notes.

Gabelli & Company, Inc.
(A Wholly-owned Subsidiary of Gabelli Securities, Inc.)

Notes to Statement of Financial Condition

December 31, 2007

A. Organization and Business Description

Gabelli & Company, Inc. (the "Company") is a wholly-owned subsidiary of Gabelli Securities, Inc. (the "Parent"), which, in turn, is a majority-owned subsidiary of GAMCO Investors, Inc. ("GBL"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company acts as an introducing broker and all securities transactions for the Company and its customers are cleared through and carried by two New York Stock Exchange ("NYSE") member firms on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers, pursuant to conditions of its clearing agreements with its clearing brokers. This exposure is reduced by the clearing brokers' policy of monitoring the collateral and credit of the counterparties until the transaction is completed.

B. Significant Accounting Policies

Cash and Cash Equivalents

The Company generally classifies money market mutual funds and other highly liquid investments with a maturity of three months or less as cash equivalents.

Receivables from Brokers and Clearing Organizations

Amounts receivable from brokers and clearing organizations at December 31, 2007 consist of the following:

Receivables from clearing organizations	$ 320,313
Fees & commissions receivable	202,536
Total	$ 522,849

B. Significant Accounting Policies (continued)

Investments in Securities

Investments in securities, consisting primarily of common stocks, U.S. government obligations and mutual funds, are stated at quoted market prices. All securities transactions, commissions and related clearing charges are recorded on a trade date basis.

Deferred Sales Commissions

Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Funds sold without a front-end sales charge are capitalized and amortized over periods from 1 to 8 years, based upon the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges received from shareholders of those funds upon redemption of their shares. Contingent deferred sales charges reduce unamortized deferred sales commissions when received on a first-in-first-out basis.

Exchange Memberships

The Company's stock exchange memberships, which represent ownership interests in the American Stock Exchange ("AMEX") and provide the Company with the right to conduct business on the exchange, are recorded at cost less any other than temporary impairment in value based on the value that reflects management's estimate of the impairment. Management believes that such an impairment in value occurred in 2004, at which time the Company wrote down the cost of one exchange membership. There were no exchange membership impairments in 2007. At December 31, 2007, exchange memberships of $197,998 are included in other assets.

Underwriting Fees

Underwriting fees receivable, included in other assets at December 31, 2007, including underwriting revenues and syndicate profits and are accrued as earned. Underwriting fees include gains, losses, selling concessions and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as underwriter or agent.

B. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are recorded at cost and depreciated using the straight-line method over their respective useful lives.

Fair Values of Assets and Liabilities

The carrying amounts of all assets and liabilities in the statement of financial condition, other than fixed assets and stock exchange memberships, approximate their fair values.

Use of Estimates

The preparation of the Company's statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Recent Accounting Developments

In September 2006, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 157, "Fair Value Measurements" ("Statement 157"). The statement provides guidance for using fair value to measure assets and liabilities. The statement provides guidance to companies about the extent of which to measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The statement applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The statement does not expand the use of fair value in any new circumstances. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. The impact of adopting Statement 157 is expected to be minimal to the Company's financial statements, as the Company will continue to account for cash equivalents and investments in securities at fair value.

B. Significant Accounting Policies (continued)

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115," ("Statement 159"), which provides companies with an option to report selected financial assets and liabilities at fair value. The standard's objective is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Statement 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company plans to adopt this statement on January 1, 2008. The impact of adopting Statement 159 is expected to be immaterial to the Company's financial statements.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which is an interpretation of Statement 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company adopted this interpretation on January 1, 2007. As a result of the implementation of FIN 48, the Company recorded $46,441 of liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings and an increase in payables to affiliates

In May 2007, the FASB issued FASB Staff Position ("FSP") FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48", amending FIN 48 to clarify that a tax position could be effectively settled upon examination by a taxing authority. We have updated our schedule of uncertain tax positions and the impact of taxes, interest, and penalties has been reflected within our income tax provision and disclosed within our footnotes to the financial statements.

C. Related Party Transactions

At December 31, 2007, the Company had aggregate investments of $28,273,812 in certain Funds advised by Gabelli Funds, LLC, which is an affiliate of the Company. This included $14,631,993 invested in the Gabelli U.S. Treasury Money Market Fund, which is recorded in cash and cash equivalents in the statement of financial condition. Immediately after December 31, 2007, Gabelli Funds, LLC transferred $8,489,155 to the Company in part to cover the overdraft payable as of December 31, 2007. Investments in other Gabelli Funds totaled $13,641,819 and are included in investments in securities.

The Company serves as the principal distributor for the funds advised by Gabelli Funds, LLC and Gabelli Advisers, Inc. In connection with its role as principal distributor, the Company has distribution fees receivable of $2,260,832 at December 31, 2007. These fees were collected in January 2008.

The Company pays GBL a monthly management fee equal to 20% of the Company's pretax profits before consideration of this fee. The Company also pays GBL an administrative management fee of 2.75% of total brokerage income (as defined in an agreement between the parties). The Company also pays or receives from GBL the amount of its portion of the consolidated current tax expense or benefit, respectively. See Note F for details.

At December 31, 2007, the receivables from affiliates consisted of compensation and administrative expenses paid by the Company on behalf of affiliates, and the payables to affiliates primarily consisted of income taxes due to GBL and an amount due to Gabelli & Partners, LLC for a withdrawal from a partnership received on their behalf.

The Company is charged or incurs certain overhead expenses that are also attributable to other affiliates. These overhead expenses are allocated to the Company by other affiliates or allocated by the Company to other affiliates as the expenses are incurred, based upon methodologies periodically reviewed by the management of the Company and the affiliates.

The Company, as a subsidiary of GBL, benefits from certain synergies in respect to the Company's expenses. If the Company were no longer a subsidiary of GBL, the expenses of the Company could be higher.

C. Related Party Transactions (continued)

Gabelli Funds, LLC and Gabelli Advisers, Inc. have agreed to reimburse the Company for distribution costs in excess of the distribution fees received from the funds advised by Gabelli Funds, LLC and Gabelli Advisers, Inc. When distribution fees exceed distribution costs, the Company will reimburse Gabelli Funds, LLC and Gabelli Advisers, Inc. up to the amount previously reimbursed to the Company. As of December 31, 2007, total amount reimbursable to Gabelli Funds, LLC and Gabelli Advisers, Inc. was $4,922,027.

D. Investments in Securities

Investments in securities are recorded at quoted market prices and consist of the following at December 31, 2007:

Mutual funds *	$ 13,699,915
U.S. government obligations	10,897,727
Common stocks	473,692
Other	148,617
Total	$ 25,219,951

* Invested primarily in an affiliated mutual fund.

Certain investments in securities amounting to $190,252 are pledged to the clearing brokers on terms which permit those parties to sell or repledge the securities to others subject to certain limitations.

E. Retirement Plans

The Company participates in an incentive savings plan (the "Plan"), covering substantially all employees. Company contributions to the Plan are determined annually by GBL's Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

F. Income Taxes

The Company accounts for income taxes under the liability method prescribed by FAS 109. Under FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Future tax benefits are recognized only to the extent that realization of such benefits is more likely than not.

The Company is included in the consolidated U.S. Federal, State, and Local income tax returns of GBL. The Company's Federal, State, and Local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit is either remitted to or received from GBL.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recorded $46,441 of liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings and an increase in payables to affiliates. As of December 31, 2007, the Company's gross unrecognized tax benefits were $332,813 (excluding interest and penalties of $226,886), of which $186,142, if recognized, would affect the Company's effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$ 46,441
Additions based on tax positions related to the current year	45,417
Additions based on tax positions of prior years	240,955
Reductions for tax positions of prior years	–
Balance at December 31, 2007	$ 332,813

The Company continues to record both interest and penalties with respect to unrecognized tax benefits. As of December 31, 2007, the Company had recorded reserves of $226,886 related to interest and penalties, of which, $175,737, if recognized, would affect the Company's effective tax rate.

F. Income Taxes (continued)

As of December 31, 2007, we do not believe that there are any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next twelve months. The Company remains subject to income tax examination by the Internal Revenue Service for years after 2004 and New York state examination for years after 2000.

The Company has a deferred tax liability of $391,154 related primarily to the amortization of deferred sales commissions, unrealized gain on investments in securities, and other timing differences in the recognition of income and expenses for tax and financial reporting purposes.

G. Guarantees

As described in Note A, the Company has agreed to indemnify the clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. The Company applies the provisions of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and at December 31, 2007, the total amount of customer balances subject to such indemnification (i.e., unsecured margin debits) was immaterial. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

H. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be the greater of $250,000 or 2% of the aggregate debit items in the reserve formula for those broker-dealers subject to Rule 15c3-3. The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of that rule. These requirements also provide that equity capital may not be withdrawn, advances to affiliates may not be made or cash dividends paid if certain minimum net capital requirements are not met. The Company's requirement was $250,000 at December 31, 2007. The Company had net capital, as defined, of $19,203,842, exceeding the

H. Net Capital Requirements (continued)

requirement by $18,953,842 at December 31, 2007. The Company's net capital, as defined, may be reduced when the Company is involved in firm commitment underwriting activities. This did not occur as of December 31, 2007. There were no subordinated borrowings at anytime during the year ended December 31, 2007

I. Subsequent Event

On January 17, 2008, the AMEX announced entry into a definitive agreement to be acquired by NYSE Euronext ("NYX"). The AMEX has informed the Company that each regular member will receive NYX shares valued at $311,924 at the volume weighted average price of NYX common shares for the fifteen consecutive trading days preceding the effective date of the merger as well as contingent consideration in the form of additional shares of NYX common shares based on the net proceeds (net of fees, taxes, and other items), if any, from the expected sale of the AMEX headquarters in lower Manhattan. At December 31, 2007, the Company's two stock exchange memberships totaling $197,998 are recorded at cost and are included in other assets. In 2008, the Company expects to receive NYX shares valued at $623,848 at the volume weighted average price of NYX common shares for the fifteen consecutive trading days preceding the effective date of the merger and may receive additional NYX shares generated from the possible sale of the AMEX headquarters.

END